Filed by Albertson’s, Inc.
Commission File No. 1-6187
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Albertson’s, Inc.
Commission File No. 1-6187
FOR IMMEDIATE RELEASE:
ALBERTSONS ANNOUNCES DATE OF SHAREHOLDER VOTE
ON THE AGREEMENT TO SELL THE COMPANY TO
SUPERVALU, CVS, & CERBERUS-LED INVESTOR GROUP
     BOISE, May 1, 2006 – Albertson’s, Inc. [NYSE: ABS] announced today that the registration statement relating to the proposed acquisition of Albertsons by a consortium of investors has been declared effective by the Securities and Exchange Commission. Albertsons has scheduled Tuesday, May 30, 2006, as the date of its special meeting of shareholders. At this meeting, shareholders will consider and vote upon, among other things, the adoption of the merger agreement relating to the proposed acquisition of Albertsons by the consortium of SUPERVALU INC. [NYSE: SVU], CVS Corporation [NYSE: CVS] and an investor group led by Cerberus Capital Management, LP. Details of the proposed transaction and other related matters are described in a joint proxy statement/prospectus being mailed to Albertsons’ shareholders of record as of April 24, 2006, the record date for this special meeting of shareholders.
CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING
INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
     Except for the historical and factual information contained herein, the matters set forth in this filing, including those identified by words such as “expects” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk of legal, regulatory or other issues causing a delay in the scheduling of Albertsons’ special meeting of stockholders, and the risks detailed from time to time in each of SUPERVALU’s and Albertson’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Albertson’s undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
     SUPERVALU and Albertsons have filed a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. You can obtain the joint proxy statement/prospectus, as well as other filings containing information about SUPERVALU and Albertsons, free of charge, at the website maintained by the SEC at http://www.sec.gov . Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to SUPERVALU INC., 11840 Valley View Road, Eden Prairie, Minnesota, 55344, Attention: Corporate Secretary, or to Albertson’s, Inc., 250 East Parkcenter Boulevard, Boise, Idaho, 83706-3940, Attention: Corporate Secretary. The respective directors and executive officers of SUPERVALU and Albertsons and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SUPERVALU’s directors and executive officers is available in its proxy statement filed with the SEC by SUPERVALU on May 12, 2005, and information regarding Albertsons’ directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC by Albertson’s on March 29, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC.
     Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.